

Alexander Chuck · 3rd

Chief Financial Officer at Pharm Robotics | AgGrad 30U30

Los Angeles Metropolitan Area · 500+ connections · Contact info

Pharm Robotics

Chapman University

Featured

What will the future of the dairy industry look like? The Pharm Robotics team is proud to b...



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I am truly humbled to announce our partnership with Siemens during these...


SURESHOT
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PHARM ROBOTICS

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2018 DFA/Sprint
Pitch
YouTube

Pharm Robotics is
economic future f

Experience

Chief Financial Officer & Co-Founder

Pharm Robotics · Self-employed
Jul 2017 – Present · 3 yrs 5 mos
San Jacinto, CA

• Establishing Pharm Robotics as Co-Founder in July of 2017. Our mission is to create a sustainable economic future for dairy farmers through the use of automation and machine learning. Thus, significantly decreasing labor costs and increasing yields on a per cow per year basis. We currently have 41 signed letters of intent from dairy farmers, representing over 350,000 cows.

• Writing a patent entitled, "Robotic Injection System for Domestic Herd Animals", the company business plan, and strategic management plan. These 3, 40-page documents outline the entire conceptual framework, financial projection, and strategic vision for our product, SureSho ...see more







CBRE

2 yrs 6 mos

Valuation Associate
Full-time
Jun 2019 – Present · 1 yr 6 mos
Newport Beach, CA

• Determining market value on various industrial properties for multibillion-dollar clients
• Analyzing excel models to develop market value through sales, cost, and income approaches
• Identifying market trends in the southern California market through market research
• Preparing the frontends of appraisal reports with the senior appraiser and MAI ...see more



Coldwell Banker Richard Ellis: Newport Beach, CA

Valuation & Advisory Services Intern
Internship
Jun 2018 – Jun 2019 · 1 yr 1 mo
Newport Beach, CA

CBRE Group, Inc. is the world's largest commercial real estate services and investment firm, with 2018 revenues of $21.3 billion and more than 90,000 employees (excluding affiliate offices). CBRE has been included on the Fortune 500 since 2008, ranking #146 in 2019. It also has been voted the industry's top brand by the Lipsey Company for 18 consecutive years, and has been nam ...see more

Managing Partner & Co-Founder

Moo Group LLC. · Self-employed
Aug 2018 – Present · 2 yrs 4 mos
San Jacinto

Moo Group LLC. is an American conglomerate holding company headquartered in San Jacinto, California, United States. The company currently has equity in Pharm Robotics, LLC. under the leadership of Marinus Dijkstra and Alexander Chuck. Moo Group's vision is to lead the progressive frontier of the agriculture industry.

Managing Partner & Co-Founder
Quality Control Consulting LLC · Self-employed
May 2019 – Present · 1 yr 7 mos
Norco, CA

- Strategizing the entire financial and operational framework for the company
- Achieving $6M worth of heavy equipment grants for the Carl Moyer Program by SCAQMD
- Expanding market share and providing our services in northern California and Arizona
- Developing the operational protocol with the Co-Founder on how services are carried (...see more

Operations & Quality Control Manager
Cottonwood Compost · Part-time
Sep 2015 – May 2019 · 3 yrs 9 mos
San Jacinto, CA

- Oversaw the production of 60,000 tons of certified organic compost, fiscally. Cottonwood Compost has been granted organic certifications by both CDFA, a government-run agency, and OMRI, a nationally recognized independent organization. Our certified organic compost is sold to wholesale organic farmers located in the Coachella Valley, Imperial Valley, Palo Verde Val ...see more





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Education

Chapman University
Bachelor's degree, Business Administration with an Emphasis in Finance
2015 – 2019
Activities and Societies: Alpha Kappa Psi Professional Business Fraternity and Delta Sigma Phi Social Fraternity

Chapman University
Bachelor's degree, Accounting
2015 – 2019
Activities and Societies: Chapman University's Accounting Society

Norco High School
Diploma, General Education, Cumulative 3.98/4.00 GPA
2011 – 2015
Activities and Societies: - Norco High School Junior Varsity Baseball, Norco High School Varsity Track and Field, Norco High School Blue Diamond Brigade, Kiwanis Key Club Vice President.

Graduated in the top 6% of the Class of 2015.

Volunteer experience

Advisory Board Member
Carolyn Campagna Kleefeld Contemporary Art Museum
Nov 2019 – Present • 1 yr 1 mo
Arts and Culture

The Carolyn Campagna Kleefeld Contemporary Art Museum at California State University, Long Beach creates exhibitions and programs that provide space for critical interpretation of contemporary and modern art and culture.

- Serving as the Ambassador Committee Chair and implementing outreach and fundraising tactics
- Establishing fundamental policies for the museum as a member of the Ways & Means Committee
- Working with the Executive Committee to implement a long-term strategic plan for KCAM

Young Professionals Advisory Board Member
Los Angeles Music and Art School
Nov 2019 – Present • 1 yr 1 mo
Arts and Culture

The Los Angeles Music and Art School (LAMusArt) is a 501(c)(3) nonprofit arts organization whose mission is to offer the community of East Los Angeles, primarily its K-12 population, with equitable and affordable access to multidisciplinary arts education programs.

- Collaborating with board members and staff to raise $76,307 for LAMusArt's 75-year anniversary.

Skills & endorsements

Team Leadership · 40

Jose Jaimes and 39 connections have given endorsements for this skill

Strategic Planning · 34

Jose Jaimes and 33 connections have given endorsements for this skill

Networking · 32

Jose Jaimes and 31 connections have given endorsements for this skill

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Recommendations

Received (0) Given (1)



Perseea Ghafouria
Student
October 18, 2018, Alexander was senior to Perseea but didn't manage directly

During my time in Alpha Kappa Psi, Professional Business Fraternity, I've had the pleasure of being able to work with and mentor Perseea. During Perseea's pledging process specifically, I've seen this individual grow immensely both personally and professionally over an 8-week period. Today, as an activ... See more

Accomplishments

35 Courses

Accounting Information Systems • Advanced Accounting Analytics • Auditing • Business Analytics • Business Calculus • Business Communications • Business Ethics • Business Law • Business Policy: An International Perspective • Business Statistics • Cost Accounting • Financial Accounting • Financial Entrepreneurial Enterprises • Financial Management • Financial Reporting & Statement Analysis • Fixed Income & Derivative Securities • Humanomics: Adam Smith and the Morality of Markets • Independent Internship • Individual Taxation • Intermediate Financial Accounting I...

3 Organizations

Delta Sigma Phi: Social Fraternity • Alpha Kappa Psi: Professional Business Fraternity • Chapman Accounting Society

3 Patents

Robotic Injection System for Domestic Herd Animals • Drag Hose Injection System for Windrow Composting • Home-Delivery Infrastructure-Integrated Refrigerator

3 Projects

Product Development: Cottonwood Compost Worm Castings • Business Development: Cottonwood Compost Website • Tenax Seed Corp.

2 Languages

English • Spanish

1 Honor & Award

2020 AgGrad 30 Under 30